Mail Stop 4561

August 31, 2007

Mr. Keith B. Hagen
Chief Executive Officer
Quadramed Corporation
12110 Sunset Hills Road, Suite 600
Reston, VA 20190

> **Re:** **Quadramed Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 001-32283**

Dear Mr. Hagen:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-3

1. We note that bundled term license arrangements that include maintenance and are recognized ratably are included in the license revenue line item on your Statement of Operations. Further, we note that revenue for arrangements that are accounted for using contract accounting is allocated to license, installation, hardware, and

services revenue based on the estimated fair value of each element using the residual method. Please explain to us how your presentation complies with Rule 5-03(b)(1) of Regulation S-X.

Note 3. Summary of Significant Accounting Policies

Revenue recognition, page F-8

2.   You disclose on page 38 that you recognize revenue for your Health Information Management Suite, Patient Access, and government solutions products upon the completion of the contract. Please explain to us why you use the completed-contract method for these contracts rather than the percentage-of-completion method that you use for most of your other contracts. As part of your response, please tell us how your revenue recognition policy addresses the use of the completed-contract method.

3.   We note references throughout your Form 10-K to revenue that is recognized on a cash basis. Please explain to us the circumstances in which you recognize revenue on a cash basis and refer to the authoritative guidance that supports your accounting.

Note 12. Staff Accounting Bulletin No. 108, page F-26

4.   Provide us with your comprehensive SAB 99 analysis using the "roll-over" method. Explain how you determined the uncorrected errors were quantitatively and qualitatively immaterial.

Item 9A. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 52

5.   Notwithstanding your evaluation of the effectiveness of your internal controls over financial reporting, please confirm that you also performed an evaluation of your disclosure controls and procedure and confirm that your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. Confirm you will modify your disclosure in future filings.

<u>Management's Annual Report on Internal Control Over Financial Reporting, page 52</u>

6.   Please tell us how you considered SEC Release 33-8760 which requires disclosure in the annual report that the report does not include an auditor attestation report and that the company's registered public accounting firm has not attested to management's report on the company's internal control over financial reporting.

<u>Form 10-Q for the Fiscal Quarter Ended June 30, 2007</u>

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Revenue, page 22</u>

7.   Your disclosures indicate that installation revenue related to your Health Information Management Suite ("HIM") is recognized ratably for term HIM licenses and at completion of the contract for perpetual HIM licenses. Please clarify for us the distinctions between the perpetual and term license arrangements which resulted in the differing accounting treatments. As part of your response, refer to the authoritative accounting guidance you relied upon when determining your accounting.

<u>Form 8-K filed August 10, 2007</u>

8.   We note that you disclose EBITDA and pro forma net income (loss). Tell us how you considered Regulation G and Item 10(e)(1)(i)(C) of Regulation S-K. In this regard, we note that you have not provided substantive disclosure which explains why you believe that presentation of the non-GAAP measures is useful to investors. Also, because EBITDA excludes items which are recurring in nature, please tell us how you considered the disclosures required by Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures.

9.   We note that you refer to your non-GAAP measures as "pro forma net income (loss)." The information you have presented throughout the press release should be referred to as "non-GAAP" and not "pro forma." Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299, Chris Davis, Senior Staff Accountant, at (202) 551-3408 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief